EXHIBIT 3.1

SECOND AMENDMENT TO

AMENDED AND RESTATED

BYLAWS

OF

RELIABILITY INCORPORATED

1.	Section 4.1 of Article IV of the Bylaws of Reliability Incorporated (“the Bylaws”) be, and it hereby is, amended to:

(a)	Delete the following sentence appearing in such Section:

“The board of directors shall consist of six (6) members. Such number may be increased or decreased by amendment of these bylaws, provided that no decrease shall effect a shortening of the term of any incumbent director.”; and

(b)	Insert in lieu thereof the following:

“The authorized number of directors shall be not less than three (3) nor more than seven (7). The exact number may be changed within those limits by action of the board of directors, provided that no decrease shall effect a shortening of the term of any incumbent director.”

2.	Section 4.1 of Article IV of the Bylaws be, and it hereby is, further amended to add the following as a new paragraph in such Section:

“Any shareholder entitled to vote in the election of directors generally may nominate at a meeting one or more persons for election as a director only if written notice of such nomination or nominations is delivered or mailed to the Secretary of the Company (i) in the case of an annual meeting of shareholders that is called for a date that is within 30 days before or after the anniversary date of the immediately preceding annual meeting of shareholders, not less than 50 days nor more than 75 days prior to such anniversary date and (ii) in the case of an annual meeting of shareholders that is called for a date that is not within 30 days before or after the anniversary date of the immediately preceding annual meeting of shareholders including the first annual meeting following the adoption of this bylaw provision, or in the case of a special meeting of shareholders for the purpose of electing directors, not later than the close of business on the tenth day following the day on which the notice of meeting was mailed or public disclosure of the date of the meeting was made, whichever occurs first. Such notification shall contain the following information to the extent known by the notifying shareholder: (a) the name, age and address of each proposed nominee; (b) the principal occupation of each proposed nominee; (c) the nominee’s qualifications to serve as a director; (d) the name and residence address of the notifying shareholder; (e) the number of shares owned by the notifying shareholder, and (f) that the proposed nominee will certify that such person is not disqualified from serving as a director of a publicly reporting company. The Secretary of the Company shall deliver all such notices to the Board of Directors or to such committee as may be appointed from time to time by the Board of Directors for the purpose of recommending to the Board of Directors candidates to serve as directors, for review. The Nominating Committee or such other committee, if any, shall thereafter make its recommendation to the Board of Directors, and the Board of Directors shall thereafter make its determination, with respect to whether such candidate should be nominated for election as a director. The chairman of the meeting shall disregard nominations not made in accordance with the provisions of this ARTICLE IV (Section 4.1) and all votes cast for each such nominee shall be disregarded.

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